SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CPI	Consumer price index
CSJN	Argentine Supreme Court
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standards Board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
MEGSA	Mercado Electrónico del Gas S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
RTI	Integral Tariff Review
SE	Secretariat of Energy
SEE	Secretariat of Electric Energy
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
SRH	Hydrocarbon Resources Secretariat
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
TFN	National Fiscal Tribunal
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Transportation system entry point
UHaF	Under-Secretariat of Hydrocarbons and Fuels
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 45

Beginning on January 1, 2021

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2021 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on August 5, 2021 under No. 12,049, Book 103 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	Notes	September 30, 2021	December 31, 2020
ASSETS
Noncurrent Assets
Intangible assets	8	43,197	39,119
Property, plant and equipment	9	1,562,586	1,379,527
Right-of-use assets	10	46,049	44,081
Investments in associates and joint ventures	11	135,146	107,112
Deferred income tax assets, net	17	2,115	2,629
Other receivables	13	19,797	14,657
Trade receivables	14	4,208	8,531
Investment in financial assets	7	14,188	—

Total noncurrent assets		1,827,286	1,595,656

Current Assets
Assets held for disposal		99	494
Inventories	12	137,999	100,137
Contract assets	24	1,069	871
Other receivables	13	45,612	34,369
Trade receivables	14	159,322	108,146
Investment in financial assets	7	40,466	28,934
Cash and cash equivalents	15	61,498	54,618

Total current assets		446,065	327,569

TOTAL ASSETS		2,273,351	1,923,225

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,457	10,385
Reserves, other comprehensive income and retained earnings		767,343	666,845

Shareholders’ equity attributable to shareholders of the parent company		777,800	677,230

Non-controlling interest		7,472	6,165

TOTAL SHAREHOLDERS’ EQUITY		785,272	683,395

LIABILITIES
Noncurrent Liabilities
Provisions	16	228,015	186,488
Deferred income tax liabilities, net	17	210,994	119,609
Income tax liability	17	3,184	3,571
Taxes payable	18	205	215
Salaries and social security	19	3,562	3,860
Lease liabilities	20	25,689	24,172
Loans	21	630,995	527,575
Other liabilities	22	931	2,961
Accounts payable	23	1,496	710

Total noncurrent liabilities		1,105,071	869,161

Current Liabilities
Provisions	16	8,617	6,133
Contract liabilities	24	17,425	6,824
Income tax liability	17	1,632	740
Taxes payable	18	18,871	15,764
Salaries and social security	19	19,655	14,934
Lease liabilities	20	22,597	22,098
Loans	21	107,734	150,731
Other liabilities	22	5,139	9,062
Accounts payable	23	181,338	144,383

Total current liabilities		383,008	370,669

TOTAL LIABILITIES		1,488,079	1,239,830

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,273,351	1,923,225

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE NINE-MONTH AND THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)
(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the nine-month period ended September 30,		For the three-month period ended September 30,
	Notes	2021	2020	2021	2020
Net income
Revenues	24	904,321	481,713	353,558	173,485
Costs	25	(722,825)	(455,089)	(275,354)	(162,353)

Gross profit / (loss)		181,496	26,624	78,204	11,132

Selling expenses	26	(73,335)	(53,402)	(27,369)	(16,358)
Administrative expenses	26	(31,559)	(23,276)	(11,522)	(9,144)
Exploration expenses	26	(1,926)	(5,074)	(963)	(4,218)
Impairment of property, plant and equipment and intangible assets	9	—	(58,834)	—	(1,405)
Other net operating results	27	2,955	11,827	3,286	(3,496)

Operating profit / (loss)		77,631	(102,135)	41,636	(23,489)

Income from equity interests in associates and joint ventures	11	10,913	8,250	4,358	4,530
Financial income	28	57,035	73,874	15,374	22,251
Financial loss	28	(97,633)	(101,200)	(29,862)	(33,386)
Other financial results	28	17,482	14,467	6,535	3,685

Net financial results	28	(23,116)	(12,859)	(7,953)	(7,450)

.

Net profit / (loss) before income tax		65,428	(106,744)	38,041	(26,409)

Income tax	17	(90,966)	(7,285)	(15,070)	(8,923)

Net (loss) / profit for the period		(25,538)	(114,029)	22,971	(35,332)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(5,762)	(6,279)	(1,251)	(2,189)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		14,452	6,242	4,694	2,480
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		118,653	145,234	23,338	45,888

Other comprehensive income for the period		127,343	145,197	26,781	46,179

.

Total comprehensive income for the period		101,805	31,168	49,752	10,847

Net (loss) / income for the period attributable to:
Shareholders of the parent company		(24,583)	(113,884)	22,500	(35,466)
Non-controlling interest		(955)	(145)	471	134
Other comprehensive income for the period attributable to:
Shareholders of the parent company		125,081	143,962	26,084	45,685
Non-controlling interest		2,262	1,235	697	494
Total comprehensive income for the period attributable to:
Shareholders of the parent company		100,498	30,078	48,584	10,219
Non-controlling interest		1,307	1,090	1,168	628
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	(62.60)	(290.13)	57.33	(90.29)

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30, 2021
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	6,088	7	13	(144)		502	(647)	640	10,385
Accrual of share-based benefit plans (3)	—	—	—	—	292		—	—	—	292
Settlement of share-based benefit plans (2)	5	7	(5)	(7)	343		(995)	432	—	(220)
As decided by the Shareholders´ Meeting on April 30, 2021 (4)	—	—	—	—	—		—	—	—	—
Other comprehensive income	—	—	—	—	—		—	—	—	—
Net loss	—	—	—	—	—		—	—	—	—

Balance at the end of the period	3,931	6,095	2	6	491		(493)	(215)	640	10,457

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	3,700	8,934	550	721,303		(69,649)	677,230	6,165	683,395
Accrual of share-based benefit plans (3)	—	—	—	—	—		—	292	—	292
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(220)	—	(220)
As decided by the Shareholders´ Meeting on April 30, 2021 (4)	—	(3,700)	(8,934)	(550)	—		13,184	—	—	—
Other comprehensive income	—	—	—	—	125,081		—	125,081	2,262	127,343
Net loss	—	—	—	—	—		(24,583)	(24,583)	(955)	(25,538)

Balance at the end of the period	2,007	—	—	—	846,384	(1)	(81,048)	777,800	7,472	785,272

(1)

Includes 852,145 corresponding to the effect of the translation of the financial statements of YPF and, (44,454) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 38,693 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	See Note 30.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED) (Cont.)
(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30, 2020
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572
Accrual of share-based benefit plans (3)	—	—	—	—	368	—	—	—	368
Settlement of share-based benefit plans (2)	4	7	(4)	(7)	(670)	714	(217)	—	(173)
As decided by the Shareholders´ Meeting on April 30, 2020 (4)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,928	6,092	5	9	(185)	891	(613)	640	10,767

	Reserves						Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	2,500	44,255	500	516,786	(34,071)	542,549	5,550	548,099
Accrual of share-based benefit plans (3)	—	—	—	—	—	—	368	—	368
Settlement of share-based benefit plans (2)	—	—	—	—	—	—	(173)	—	(173)
As decided by the Shareholders´ Meeting on April 30, 2020 (4)	—	1,200	(35,321)	50	—	34,071	—	—	—
Other comprehensive income	—	—	—	—	143,962	—	143,962	1,235	145,197
Net loss	—	—	—	—	—	(113,884)	(113,884)	(145)	(114,029)

Balance at the end of the period	2,007	3,700	8,934	550	660,748 (1)	(113,884)	572,822	6,640	579,462

(1)

Includes 673,379 corresponding to the effect of the translation of the financial statements of YPF and, (35,970) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 23,339 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	See Note 29 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30,
	2021	2020
Cash flows from operating activities
Net loss	(25,538)	(114,029)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(10,913)	(8,250)
Depreciation of property, plant and equipment	202,975	133,947
Depreciation of right-of-use assets	14,074	13,382
Amortization of intangible assets	3,485	2,409
Retirement of property, plant and equipment and intangible assets and consumption of materials	22,706	17,422
Charge on income tax	90,966	7,285
Net increase in provisions	17,978	23,694
Impairment of property, plant and equipment and intangible assets	—	58,834
Exchange differences, interest and other	25,155	8,930
Share-based benefit plans	292	368
Accrued insurance	—	(3,189)
Result from debt exchange	(1,855)	2,097
Result from financial instruments exchange	—	(1,330)
Result from the assignment of areas	(1,499)	(12,233)
Result from sale of assets held for disposal	(5,549)	—
Changes in assets and liabilities:
Trade receivables	(25,352)	18,510
Other receivables	(5,912)	9,147
Inventories	(19,551)	(929)
Accounts payable	5,799	(25,353)
Taxes payables	1,275	2,042
Salaries and social security	304	5,270
Other liabilities	(6,339)	212
Decrease in provisions included in liabilities due to payment/use	(4,127)	(1,919)
Contract assets	(265)	(256)
Contract liabilities	10,815	1,922
Dividends received	3,794	2,494
Proceeds from collection of profit loss insurance	515	3,034
Income tax payments	(387)	(2,164)

Net cash flows from operating activities (1) (2)	292,846	141,347

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(158,792)	(81,880)
Proceeds from sales of financial assets	30,512	30,885
Payments from purchase of financial assets	(51,287)	(28,841)
Interests received from financial assets	3,696	15
Proceeds from sales of interest in areas and sale of assets	3,010	13,867

Net cash flows used in investing activities	(172,861)	(65,954)

Financing activities: (3)
Payments of loans	(123,080)	(129,668)
Payments of interests	(47,674)	(47,941)
Proceeds from loans	76,823	102,684
Payments of leases	(20,971)	(15,470)
Payments of interests in relation to income tax	(47)	(608)

Net cash flows used in financing activities	(114,949)	(91,003)

Translation differences on cash and cash equivalents	1,844	9,151

Net Increase / (Decrease) in cash and cash equivalents	6,880	(6,459)

Cash and cash equivalents at the beginning of the fiscal year	54,618	66,100
Cash and cash equivalents at the end of the period	61,498	59,641

Net Increase / (Decrease) in cash and cash equivalents	6,880	(6,459)

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)

Includes 8,654 and 8,537 for the nine-month period ended September 30, 2021 and 2020, respectively, for payment of short-term leases and of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month period ended September 30,
	2021	2020
Unpaid acquisitions of property, plant and equipment and concession extension liabilities	21,380	8,489
Additions of right-of-use assets	14,225	4,245
Capitalization of depreciation of right-of-use assets	2,987	2,830
Capitalization of financial accretion for lease liabilities	850	707

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ
President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima (“YPF” or the “Company”) is a stock corporation (Sociedad Anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of September 30, 2021:

YPF
(Argentina)
OPESSA (1)
(Argentina)
100%
Refinor
(Argentina)
50%
Profertil
(Argentina)
50%
YPF Gas
(Argentina)
33.99%
YPF Chile (1)
(Chile)
100%
YPF Brasil (1)
(Brazil)
100%
Eleran
(Spain)
100%
AESA (1)
(Argentina)
100%
MEGA
(Argentina)
38%
METROGAS (3)
(Argentina)
70%
95%
Metroenergía
(Argentina)
5%
YPF Holdings
(United States of America)
100%
YPF Ventures
(Argentina)
100%
YTEC
(Argentina)
51%
YPF EE (1) (2)
(Argentina)
75%
Y-GEN I
(Argentina)
100%
Y-GEN II
(Argentina)
100%
42.85%
IDS
(Argentina)
69.99%
CDS
(Argentina)
10.25%
CT Barragan (2)
(Argentina)
50%
YPF International (1)
(Bolivia)
100%
OLDELVAL
(Argentina)
37%
OTC
(Chile)
36%
OTA
(Argentina)
36%
Oiltanking
(Argentina)
30%
Termap
(Argentina)
33.15%
OLCLP
(Argentina)
85%

(1)	Held directly and indirectly.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 34.h to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of September 30, 2021, the Group carries out its operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and production areas in Chile. The Group also sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the nine-month period ended September 30, 2021 are presented in accordance with International Accounting Standard (“IAS”) No. 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2020 (the “annual consolidated financial statements”) presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Moreover, some additional information required by the LGS 19,550 and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 9, 2021.

These condensed interim consolidated financial statements corresponding to the nine-month period ended on September 30, 2021 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Loss for the nine-month period ended on September 30, 2021 does not necessarily reflect the proportion of the Group’s full-year Net Loss or Profit.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 17.

Functional and presentation currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar (“dollar”) as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Argentinian Pesos (“pesos”).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the Peso as functional currency were translated into dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as of January 1, 2021

The Group has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2021, as specified in Note 2.b.26 to the annual consolidated financial statements.

Standards and interpretations issued as from January 1, 2021 by the IASB whose implementation is not mandatory as of the closing of these condensed interim consolidated financial statements and, therefore, have not been adopted by the Group

•	Amendments to IAS 8 – Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8, related to the definition of accounting estimates, effective for fiscal years beginning on or after January 1, 2023, on changes in accounting policies and estimates occurring as of such date, allowing for their early application.

The amendments include the definition of the concept of accounting estimates in order to help entities to distinguish between accounting policies and accounting estimates - as the previous definition was interrelated to the definition of accounting policy and could lead to an error - defining accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”.

The IASB clarifies that changes in accounting estimates are accounted for prospectively, and if such changes are based both on new information which was not available when the previous measurements were made, as well as changes affecting the variables used in such estimate, they should not be treated as the correction of an error.

The Group anticipates the implementation of such amendments will not significantly affect its financial statements.

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued the following amendments to IAS 1, related to material accounting policies, applicable to fiscal years beginning on or after January 1, 2023, allowing their early application:

•	The term significant accounting policies is replaced with material accounting policies.

•	Guidance and explanatory guidance are added to help entities identify the material accounting policies required to be disclosed.

•

Accounting policies may be material, regardless of the magnitude of the amounts involved, and therefore, the nature of such policies, as well as certain conditions, such as whether they are related to the full understanding of another accounting policy deemed material, should be analyzed.

•	If the entity discloses accounting policies deemed immaterial, such disclosure should not lead to confusion.

The Group anticipates the implementation of these amendments will not significantly affect its financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Amendments to IFRS 16 – Reductions in lease payments related to COVID-19 as from June 2021

In March, 2021, the IASB issued amendments applicable to fiscal periods beginning on or after 1 April, 2021, allowing their early implementation.

A lessee may decide to account for changes in lease payments as a consequence of COVID-19 pandemic arising from rent reductions in the same way it would account for the change applying IFRS 16, as if such change were not a lease modification.

This option exclusively applies to rent reductions only as a direct consequence of the COVID-19 pandemic and provided they meet the following conditions:

(i) any change in lease payments results in revised consideration for the lease that is substantially the same, or lower than, the consideration for the lease immediately preceding the change;

(ii) any reduction in lease payments affects only payments originally due until June 30, 2022 (for example, a rent reduction would meet this condition if it results in reduced lease payments until June 30, 2022 and increased lease payments beyond June 30, 2022); and

(iii) there is no significant change in the terms and conditions of the lease.

The Group expects the implementation of these amendments will have no significant impact on its financial statements.

•	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction

On May 2021, the IASB issued amendments to IAS 12 related to the initial recognition of the deferred tax in transactions in which an asset and a liability are simultaneously recognized, which are applicable to fiscal years beginning on or after January 1, 2023.

The amendments introduce an exception to the initial recognition exemption, with specifications on how entities should account for the income tax and the deferred tax in transactions in which the initial recognition of assets and liabilities give rise, at the same time, to equal amounts of taxable and deductible temporary differences. Therefore, in transactions where an asset and a liability are recognized, for example in relation to leases and abandonment or decommissioning obligations, the deferred tax generated by such transactions should be recognized.

The Group is analyzing possible effects of the implementation of these amendments could have on its financial statements.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Considerations concerning COVID-19 and the current economic environment

Since the beginning of 2020, the world experienced the outbreak of a virus that causes potentially deadly respiratory infections (COVID-19), which has adversely affected demand for refined products in geographical areas where the most relevant measures were implemented to control the virus’ spread, which caused a lower global demand for refined products and an abnormally high volatility in this commodity.

Since the third quarter of 2020, the country resumed partially its social and economic activities, and therefore, the demand for fuels, which had significantly declined at the beginning of the pandemic, increased. For the month of September 2021, based on the recovery of activity, the sales volume of gasoline and diesel are at similar levels to those prior to the pandemic.

During the reporting period, restrictions on mobility and certain activities continued to be relaxed, as the vaccination plan against COVID-19 on the population progressed and infections were reduced. Nonetheless, due to the uncertainties inherent to the scale and duration of the COVID-19 pandemic and the measures implemented to contain its spread, it is not reasonably possible to estimate the final impact this pandemic will have on the world’s economy and its financial markets, on Argentina’s economy, and consequently, on the Group’s comprehensive results, cash flows and financial position of the Group, or its effect on access to debt markets, the contractual position with certain counterparties (including as a result of events of force majeure or other similar events under the Group’s contracts), among others.

As mentioned above, the valuation of certain assets and liabilities is subject to a higher level of uncertainty, which is why the current economic context was considered in the evaluation of estimates and accounting judgments described in Note 2.c to the annual consolidated financial statements.

The Management of the Company has contemplated the impact of COVID-19 and the current economic environment when preparing these consolidated financial statements and continues to consider it appropriate to adopt the going-concern basis of accounting for their presentation and valuation.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2020 and to the nine-month period ended on September 30, 2020 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, certain additional disclosures of non-significant information have been made.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Therefore, the Group is subject to seasonal fluctuations in its sales volumes and sales prices, with higher natural gas sales in winter at a higher price.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

4.	ACQUISITIONS AND DISPOSITIONS

•	Assignment of CAN 100 exploration permit (offshore)

As mentioned in Note 3 to the annual consolidated financial statements, in January 2021, YPF and Shell Argentina S.A. (“Shell Argentina”) and Equinor and Shell Argentina, executed the agreements under which YPF and Equinor transferred to Shell Argentina a 15% interest in CAN 100 area, respectively, YPF maintaining a 35% interest in each area. The effectiveness of such agreements was subject to certain precedent conditions, including the approval of the assignments by the SE, which were authorized by the SE on April 23, 2021. This assignment required Shell Argentina’s payment of the outstanding price amounting to US$ 5 million, which was received by YPF.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the nine-month period ended September 30, 2021, there were no significant changes in the administration or risk management policies implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 15, 31 and 32 to the annual consolidated financial statements. The Group monitors compliance with covenants on a quaterly basis.

As of September 30, 2021, the Group is in compliace with its covenants.

Additionally, it should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the debt and interest service coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratios, as of September 30, 2021.

Furthermore, in terms of liquidity, it should be noted that YPF has a committed credit line as a new source of additional financing.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

6.	SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates revenue from the development of activities relating to: (i) the natural gas transport and commercialization and LNG transport and commercialization (until the six-month period ended as of June 30, 2020) to third parties and the Downstream segment, (ii) the commercial and technical operation of the LNG regasification terminal in Escobar, by hiring a regasification vessel, and (iii) natural gas distribution.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including stimulus plans for natural gas production in force (see Note 34.g to the annual consolidated financial statements), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, nor do they constitute reportable business segments, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

6.	SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments (1)	Total
For the nine-month period ended September 30, 2021
Revenues from sales	4,920		148,937	737,186	21,128	(7,850)	904,321
Revenues from intersegment sales	391,431		11,877	3,728	31,906	(438,942)	—

Revenues	396,351		160,814	740,914	53,034	(446,792)	904,321

Operating profit / (loss)	22,068		927	72,735	(10,693)	(7,406)	77,631
Income from equity interests in associates and joint ventures	—		6,767	4,146	—	—	10,913
Depreciation of property, plant and equipment	163,588	(2)	1,996	31,716	5,675	—	202,975
Impairment of property, plant and equipment	—		—	—	—	—	—
Acquisition of property, plant and equipment	137,072		1,391	23,110	3,745	—	165,318
Assets	1,017,552		264,145	814,878	184,283	(7,507)	2,273,351

For the nine-month period ended September 30, 2020
Revenues from sales	2,439		93,193	381,454	9,458	(4,831)	481,713
Revenues from intersegment sales	211,495		6,275	2,469	18,423	(238,662)	—

Revenues	213,934		99,468	383,923	27,881	(243,493)	481,713

Operating profit / (loss)	(86,188)		(8,389)	(3,915)	(15,685)	12,042	(102,135)
Income from equity interests in associates and joint ventures	—		5,315	2,935	—	—	8,250
Depreciation of property, plant and equipment	102,025	(2)	1,327	25,168	5,427	—	133,947
Impairment of property, plant and equipment and intangible assets	58,695		62	—	77	—	58,834
Acquisition of property, plant and equipment	48,062		3,862	12,935	3,534	—	68,393

As of December 31, 2020
Assets	914,257		209,225	646,589	152,816	338	1,923,225

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of September 30, 2021 and December 31, 2020, and their allocation to their fair value levels:

	As of September 30, 2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	10,077	—	—	10,077

	10,077	—	—	10,077

Cash and cash equivalents:
- Mutual funds	33,184	—	—	33,184

	33,184	—	—	33,184

	43,261	—	—	43,261

	As of December 31, 2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	9,882	—	—	9,882

	9,882	—	—	9,882

Cash and cash equivalents:
- Mutual funds	34,586	—	—	34,586

	34,586	—	—	34,586

	44,468	—	—	44,468

(1)

Granted as guarantee for contractual commitments with Exmar, see Note 33.f to the annual consolidated financial statements. As of September 30, 2021, US$ 120 million, of nominal value, were released from the said guarantee, see Note 33.e to the annual consolidated financial statements.

Additionally, the Group has other investments in financial assets measured at amortized cost, mainly composed of Treasury Bills and Bonds for 44,577 and 19,052 as of September 30, 2021 and December 31, 2020, respectively.

The Group has no financial liabilities measured at fair value.

Fair value estimates

For the nine-month period ended September 30, 2021, changes in business or economic circumstances did not significantly affect the fair value of the Group’s financial assets and liabilities, whether measured at fair value or amortized cost.

During the nine-month period ended September 30, 2021, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 599,387 and 560,267 as of September 30, 2021 and December 31, 2020, respectively.

The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.	INTANGIBLE ASSETS

	September 30, 2021	December 31, 2020
Net book value of intangible assets	46,060	41,245
Provision for impairment of intangible assets	(2,863)	(2,126)

	43,197	39,119

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

8.	INTANGIBLE ASSETS (Cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	51,936	16,655	24,303	92,894
Accumulated amortization	34,290	—	20,996	55,286

Balance as of December 31, 2019	17,646	16,655	3,307	37,608

Cost
Increases	1,049	715	870	2,634
Translation effect	21,213	6,528	8,768	36,509
Adjustment for inflation (1)	—	—	1,070	1,070
Decreases, reclassifications and other movements	(1)	(10,462)	319	(10,144)
Accumulated amortization
Increases	2,659	—	769	3,428
Translation effect	14,395	—	8,358	22,753
Adjustment for inflation (1)	—	—	251	251
Decreases, reclassifications and other movements	—	—	—	—
Cost	74,197	13,436	35,330	122,963
Accumulated amortization	51,344	—	30,374	81,718

Balance as of December 31, 2020	22,853	13,436	4,956	41,245

Cost
Increases	1,302	34	447	1,783
Translation effect	12,977	2,321	5,979	21,277
Adjustment for inflation (1)	—	—	1,470	1,470
Decreases, reclassifications and other movements	—	(1,692)	158	(1,534)
Accumulated amortization
Increases	2,581	—	904	3,485
Translation effect	9,060	—	5,294	14,354
Adjustment for inflation (1)	—	—	342	342
Decreases, reclassifications and other movements	—	—	—	—
Cost	88,476	14,099	43,384	145,959
Accumulated amortization	62,985	—	36,914	99,899

Balance as of September 30, 2021	25,491	14,099	6,470	46,060

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2021	December 31, 2020
Net book value of property, plant and equipment	1,634,827	1,456,148
Provision for obsolescence of materials and equipment	(13,188)	(11,267)
Provision for impairment of property, plant and equipment	(59,053)	(65,354)

	1,562,586	1,379,527

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	77,193	2,688,553	472,630	27,042	62,423	194,585	11,386	41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588	261,965	17,951	—	—	—	35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	210,665	9,091	62,423	194,585	11,386	5,900	25,864	20,766	12,665	1,156,950

Cost
Increases	62	(13,412)	1,724	119	33,422	72,162	152	121	—	1,587	341	96,278
Translation effect	27,498	1,110,354	194,960	10,051	24,712	61,134	2,605	17,133	30,261	—	14,969	1,493,677
Adjustment for inflation (1)	3,600	—	—	902	421	2,575	—	537	—	16,134	3,416	27,585
Decreases, reclassifications and other movements	(589)	93,720	13,872	205	(31,252)	(106,547)	(10,245)	3,997	6,023	1,735	(516)	(29,597)

Accumulated depreciation
Increases	2,054	171,786	27,195	1,679	—	—	—	4,092	4,493	1,287	1,727	214,313
Translation effect	13,013	896,732	111,376	6,905	—	—	—	14,394	18,791	—	11,135	1,072,346
Adjustment for inflation (1)	1,801	—	—	524	—	—	—	489	—	8,629	2,497	13,940
Decreases, reclassifications and other movements	(1,647)	(8,915)	—	(360)	—	—	—	(117)	(25)	(221)	(569)	(11,854)

Cost	107,764	3,879,215	683,186	38,319	89,726	223,909	3,898	62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191	400,536	26,699	—	—	—	53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	282,650	11,620	89,726	223,909	3,898	8,830	38,889	30,527	16,085	1,456,148

Cost
Increases	339	205	3,573	231	40,514	119,263	680	30	—	—	483	165,318
Translation effect	16,528	677,795	119,949	6,117	13,159	36,667	564	10,842	18,796	—	8,933	909,350
Adjustment for inflation (1)	4,925	—	—	1,248	543	3,689	—	755	—	23,691	4,849	39,700
Decreases, reclassifications and other movements	599	92,936	7,112	1,542	(41,124)	(97,269)	(2,140)	4,163	3,635	4,176	3,613	(22,757)

Accumulated depreciation
Increases	1,832	180,146	24,830	1,535	—	—	—	3,765	4,584	1,369	1,828	219,889
Translation effect	7,833	563,159	70,966	4,297	—	—	—	9,244	11,985	—	6,804	674,288
Adjustment for inflation (1)	2,552	—	—	806	—	—	—	693	—	12,408	3,699	20,158
Decreases, reclassifications and other movements	(474)	(82)	—	(508)	—	—	—	26	(4)	(235)	(126)	(1,403)

Cost	130,155	4,650,151	813,820	47,457	102,818	286,259	3,002	78,595	128,850	91,966	82,794	6,415,867
Accumulated depreciation	63,517	3,928,414	496,332	32,829	—	—	—	67,703	84,095	47,114	61,036	4,781,040

Balance as of September 30, 2021	66,638	721,737	317,488	14,628	102,818	286,259	3,002	10,892	44,755	44,852	21,758	1,634,827

(1)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost of loans as part of the cost of the assets. For the nine-month period ended September 30, 2021 and 2020, the rate of capitalization was 8.52% and 9.93%, respectively, and the amount capitalized amounted to 783 and 615, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended on September 30, 2021 and the year ended December 31, 2020:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2019	6,610

Increase charged to loss	1,977
Decreases charged to profit	(1)
Amounts incurred due to utilization	(6)
Translation differences	2,687

Balance as of December 31, 2020	11,267

Increase charged to loss	32
Decreases charged to profit	(62)
Amounts incurred due to utilization	(2)
Translation differences	1,953

Balance as of September 30, 2021	13,188

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended on September 30, 2021 and the year ended December 31, 2020:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2019	81,329

Increase charged to loss (1)	57,920
Decreases charged to profit (1)	(66,170)
Amounts incurred due to utilization	(1,250)
Depreciation (2)	(42,861)
Translation differences	36,386
Adjustment for inflation	—
Transfers and other movements	—

Balance as of December 31, 2020	65,354

Increase charged to loss	—
Decreases charged to profit	—
Amounts incurred due to utilization	(25)
Depreciation (2)	(16,914)
Translation differences	10,761
Adjustment for inflation	(40)
Transfers and other movements	(83)

Balance as of September 30, 2021	59,053

(1)	See Note 2.c to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 26.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

10.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	1,026	23,286	32,966	5,423	13,182	75,883
Accumulated depreciation	253	6,682	3,741	777	3,039	14,492

Balance as of December 31, 2019	773	16,604	29,225	4,646	10,143	61,391

Cost
Increases	11	4,116	4,781	97	2,416	11,421
Translation differences	396	9,187	11,275	1,863	5,374	28,095
Adjustment for inflation (1)	7	—	—	321	—	328
Decreases, reclassifications and other movements	(90)	(9,212)	(23,984)	—	(1,771)	(35,057)

Accumulated depreciation
Increases	325	7,315	6,336	973	6,713	21,662
Translation differences	155	3,675	2,497	380	2,525	9,232
Adjustment for inflation (1)	5	—	—	68	—	73
Decreases, reclassifications and other movements	(10)	(5,260)	(2,833)	—	(767)	(8,870)

Cost	1,350	27,377	25,038	7,704	19,201	80,670
Accumulated depreciation	728	12,412	9,741	2,198	11,510	36,589

Balance as of December 31, 2020	622	14,965	15,297	5,506	7,691	44,081

Cost
Increases	162	865	1,924	490	10,784	14,225
Translation differences	228	4,796	4,338	1,094	3,457	13,913
Adjustment for inflation (1)	14	—	—	442	—	456
Decreases, reclassifications and other movements	—	(709)	(2,283)	(471)	(9,713)	(13,176)

Accumulated depreciation
Increases	155	5,602	4,754	789	5,761	17,061
Translation differences	132	2,429	1,957	322	2,049	6,889
Adjustment for inflation (1)	13	—	—	182	—	195
Decreases, reclassifications and other movements	—	(303)	(1,065)	(230)	(9,097)	(10,695)

Cost	1,754	32,329	29,017	9,259	23,729	96,088
Accumulated depreciation	1,028	20,140	15,387	3,261	10,223	50,039

Balance as of September 30, 2021	726	12,189	13,630	5,998	13,506	46,049

(1)	Corresponds to adjustments for inflation of opening balances of right-of-use assets of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Amount of investments in associates	13,982	9,938
Amount of investments in joint ventures	121,176	97,186
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	135,146	107,112

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the nine-month period ended September 30, 2021 and the year ended December 31, 2020 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2019	67,590

Income on investments in associates and joint ventures	13,270
Translation differences	26,458
Distributed dividends	(2,717)
Adjustment for inflation (1)	2,511

Balance as of December 31, 2020	107,112

Income on investments in associates and joint ventures	10,913
Translation differences	18,436
Distributed dividends	(4,220)
Adjustment for inflation (1)	2,905

Balance as of September 30, 2021	135,146

(1)

Corresponds to the recognition of the result for the net monetary position of associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1 to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the nine-month period ended September 30, 2021 and 2020. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
Net income	1,989	1,032	8,924	7,218
Other comprehensive income	2,831	1,744	18,510	17,059

Comprehensive income for the period	4,820	2,776	27,434	24,277

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of September 30, 2021 and December 31, 2020, as well as the results for the nine-month period ended September 30, 2021 and 2020, are detailed below:

	September 30, 2021 (1)	December 31, 2020 (1)
Noncurrent assets	176,922	148,384
Current assets	26,406	30,659

Total assets	203,328	179,043

Noncurrent liabilities	87,627	70,190
Current liabilities	30,444	38,059

Total liabilities	118,070	108,249

Total shareholders’ equity	85,258	70,794

	For the nine- month period ended September 30,
	2021 (1)	2020 (1)
Revenues	30,933	14,486
Costs	(14,372)	(6,757)

Gross profit	16,561	7,729

Operating profit	16,096	6,404
Income from equity interests in associates and joint ventures	(260)	204
Net financial results	(5,011)	(160)

Net profit before income tax	10,824	6,448

Income tax	(9,661)	(2,448)

Net profit	1,163	4,000

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

12.	INVENTORIES

	September 30, 2021		December 31, 2020
Refined products	90,154		59,971
Crude oil and natural gas	38,848		33,066
Products in process	3,503		1,966
Raw materials, packaging materials and others	5,494		5,134

	137,999	(1)	100,137	(1)

(1)	As of September 30, 2021, and December 31, 2020, the cost of inventories does not exceed their net realizable value.

13.	OTHER RECEIVABLES

	September 30, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Receivables from services and sales of other assets	2,303	2,591	548	2,330
Tax credit and export rebates	13,472	9,981	9,283	10,060
Loans to third parties and balances with related parties (1)	970	1,541	814	997
Collateral deposits	2	4,130	2,062	2,152
Prepaid expenses	891	3,326	740	3,503
Advances and loans to employees	23	128	17	263
Advances to suppliers and custom agents (2)	—	14,521	—	8,525
Receivables with partners in JO	2,956	7,028	2,334	4,143
Insurance receivables	—	—	—	1,133
Miscellaneous	670	2,507	177	1,339

	21,287	45,753	15,975	34,445
Provision for other doubtful receivables	(1,490)	(141)	(1,318)	(76)

	19,797	45,612	14,657	34,369

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import duties related to the imports of fuels and goods.

14.	TRADE RECEIVABLES

	September 30, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	13,996	170,474	17,392	118,665
Provision for doubtful trade receivables	(9,788)	(11,152)	(8,861)	(10,519)

	4,208	159,322	8,531	108,146

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the nine-month period ended on September 30, 2021 and for the fiscal year ended December 31, 2020:

	Provision for doubtful trade receivables
	Noncurrent		Current
Balance as of December 31, 2019	—		6,580

Increases charged to expenses	2,228		10,818
Decreases charged to income	—		(729)
Amounts incurred due to utilization	—		—
Reclassifications and other movements	6,633		(6,633)
Net exchange and translation differences	—		715
Result from net monetary position (1)	—		(232)

Balance as of December 31, 2020	8,861	(2)	10,519

Increases charged to expenses	927		2,587
Decreases charged to income	—		(1,101)
Amounts incurred due to utilization	—		(1,006)
Reclassifications and other movements	—		(58)
Net exchange and translation differences	—		446
Result from net monetary position (1)	—		(235)

Balance as of September 30, 2021	9,788	(2)	11,152

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)	Includes 8,861 corresponding to credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1053/2018. See Note 35.a.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

15.	CASH AND CASH EQUIVALENTS

	September 30, 2021	December 31, 2020
Cash and banks	18,927	14,843
Short-term investments	9,387	5,189
Financial assets at fair value with changes in results(1)	33,184	34,586

	61,498	54,618

(1)	See Note 7.

16.	PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2021 and for the fiscal year ended December 31, 2020 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Balance as of December 31, 2019	43,833	1,285	3,828	1,910	97,107	2,265	144,768	5,460

Increases charged to expenses	8,917	219	3,428	—	11,117	—	23,462	219
Decreases charged to income	(6,331)	(1,039)	(224)	—	(5,249)	—	(11,804)	(1,039)
Amounts incurred due to utilization	(43)	(132)	—	(1,330)	—	(1,298)	(43)	(2,760)
Reclassifications and other movements	(5,447)	1,103	(2,026)	2,026	(13,572)	(346)	(21,045)	2,783
Net exchange and translation differences	9,475	498	525	12	41,185	960	51,185	1,470
Result from net monetary position (1)	(35)	—	—	—	—	—	(35)	—

Balance as of December 31, 2020	50,369	1,934	5,531	2,618	130,588	1,581	186,488	6,133

Increases charged to expenses	8,507	191	1,816	—	11,011	—	21,334	191
Decreases charged to income	(2,488)	(2,176)	(11)	—	—	—	(2,499)	(2,176)
Amounts incurred due to utilization	(42)	(369)	—	(1,564)	—	(1,119)	(42)	(3,052)
Reclassifications and other movements	(2,462)	2,471	(3,344)	3,344	(1,112)	1,112	(6,918)	6,927
Net exchange and translation differences	6,157	307	267	6	23,243	281	29,667	594
Result from net monetary position (1)	(15)	—	—	—	—	—	(15)	—

Balance as of September 30, 2021	60,026	2,358	4,259	4,404	163,730	1,855	228,015	8,617

(1)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

Provisions for lawsuits, claims and environmental liabilities are described in Note 15 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2021 are described below:

16.a) Provision for lawsuits and contingencies

16.a.1) Claims arising from restrictions in the natural gas market

•	Transportadora de Gas del Norte S.A. (“TGN”)

On March 5, 2021, the Company answered the Appellate Brief filed by TGN in the case for contractual default.

As of the date of these condensed interim consolidated financial statements, the case for contractual default and the claim for damages were set for rendering judgment.

16.a.2) Claims within the jurisdiction of the CNDC

On December 22, 2017, the Company had filed an extraordinary appeal against the judgment of the Court of Appeals, which was granted, and the file was submitted to the CSJN. On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal.

16.a.3) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment

On June 9, 2021 YPF waived the statute of limitations for fiscal year 2014 (see Note 15.a.5 to the annual consolidated financial statements) to allow the AFIP to analyze the legal grounds for the defense filed by the Company on December 21, 2018 in the context of the administrative proceeding. In its defense, the Company claimed that well abandonment costs should be deducted from the income tax in accordance with the accrual criteria, from the moment well drilling operations begin.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

17.	INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected at the end of the fiscal year. The amounts calculated for income tax expense for the nine-month period ended September 30, 2021 may need to be adjusted in the subsequent period in case the projected effective tax rate estimate is modified based on new elements of judgment.

The calculation of the income tax expense accrued for the nine-month period ended September 30, 2021 and 2020 is as follows:

	For the nine-month period ended September 30,
	2021	2020
Current income tax	(1,778)	(798)
Deferred income tax	(89,188)	(6,487)

	(90,966)	(7,285)

The reconciliation between the charge to net income for income tax for the nine-month period ended September 30, 2021 and 2020 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the nine-month period ended September 30,
	2021		2020
Net income before income tax	65,428		(106,744)
Average tax rate	34.66	%(4)	30.00%

Average tax rate applied to net income before income tax	(22,677)		32,023
Effect of the valuation of property, plant and equipment and intangible assets, net	23,454		(43,376)
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	(43,919)		7,513
Effect of the valuation of inventories	(5,396)		(5,842)
Income on investments in associates and joint ventures	3,820		2,475
Effect of tax rate change	(40,704	)(3)	(5,449	)(2)
Miscellaneous	(5,544)		5,371

Income tax	(90,966)		(7,285)

(1)	Includes the effect of tax inflation adjustments.
(2)	Corresponds to the remeasurement of deferred income tax at the estimated rate at the date of it reversal. See Notes 2.b.15 and 34.j to the annual consolidated financial statements.
(3)

Corresponds to the effect of the change in the tax rate on initial deferred balances at the estimate rate effective as of the date of their reversal, corresponding to the change established under Law No. 27,630. See Note 35.f.

(4)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630, see Note 35.f.

The Group has classified 1,632 as current income tax payable, which mainly include 513 corresponding to the 12 installments related to the payment facility plan related to the dispute for cost deduction for hydrocarbon wells abandonment (see Note 15 to the annual consolidated financial statements). Also, the Group has classified 3,184 as non-current income tax payable, which mainly include 3,166 corresponding to the 74 installments related to the mentioned plan.

Breakdown of deferred tax as of September 30, 2021 and December 31, 2020 is as follows:

	September 30, 2021		December 31, 2020
Deferred tax assets
Provisions and other non-deductible liabilities	18,954		14,701
Tax losses carryforward	3,635		82,601
Miscellaneous	1,793		1,629

Total deferred tax assets	24,382		98,931

Deferred tax liabilities
Property, plant and equipment	(159,112)		(144,900)
Adjustment for tax inflation	(70,774)		(67,107)
Miscellaneous	(3,375)		(3,904)

Total deferred tax liabilities	(233,261)		(215,911)

Total Net deferred tax	(208,879	)(1)	(116,980	)(1)

(1)

Includes (2,711) and (1,957) as of September 30, 2021 and December 31, 2020, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

17.	INCOME TAX (Cont.)

The Group’s tax loss carry-forwards not recognized as of September 30, 2021 amounted to 5,012, maturing between 2021 and 2025.

As of September 30, 2021 and December 31, 2020 the Group has classified as deferred tax assets 2,115 and 2,629, respectively, and as deferred tax liability 210,994 and 119,609, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of September 30, 2021 and December 31, 2020, the causes that generate charges to other comprehensive income, did not create temporary differences for income tax.

18.	TAXES PAYABLE

	September 30, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Value Added Tax	—	1,877	—	3,523
Withholdings and perceptions	—	3,255	—	1,838
Royalties	—	5,612	—	3,886
Tax on Fuels	—	5,336	—	3,142
Turnover tax	—	475	—	227
Miscellaneous	205	2,316	215	3,148

	205	18,871	215	15,764

19.	SALARIES AND SOCIAL SECURITY

	September 30, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Salaries and social security	—	3,685	—	3,318
Bonuses and incentives provision	—	4,608	—	4,403
Vacation provision	—	7,612	—	4,812
Other employee benefits (1)	3,562	3,750	3,860	2,401

	3,562	19,655	3,860	14,934

(1)	Includes the voluntary retirement plan executed by the Company.

20.	LEASE LIABILITIES

	September 30, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Lease liabilities	25,689	22,597	24,172	22,098

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2021 and for the fiscal year ended December 31, 2020, are as follows:

Lease liabilities
Balance as of December 31, 2019	61,780

Leases increase	11,421
Financial accretion	5,706
Leases decrease	(28,914)
Payments	(23,290)
Exchange and translation differences, net	19,548
Result from net monetary position (1)	19

Balance as of December 31, 2020	46,270

Leases increase	14,225
Financial accretion	3,954
Leases decrease	(2,625)
Payments	(20,971)
Exchange and translation differences, net	7,420
Result from net monetary position (1)	13

Balance as of September 30, 2021	48,286

(1)

Includes adjustment for inflation of opening balances of lease liabilities in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

21.	LOANS

			September 30, 2021		December 31, 2020
	Interest rate (1)	Maturity	Noncurrent	Current	Noncurrent	Current
Pesos:
Negotiable obligations (3)	16.50% - 39.16%	2021-2024	7,035	8,437	6,435	17,254
Export pre-financing	43.50% - 43.50%	2021	—	838	—	5,465
Loans	38.00% - 49.57%	2021-2024	15,738	7,548	5,375	6,818

			22,773	16,823	11,810	29,537

Currencies other than the Peso:
Negotiable obligations (2)	0.00% - 10.00%	2021-2047	594,196	56,027	496,377	62,052
Export pre-financing	2.50% - 6.17%	2021-2023	1,207	25,230	12,608	25,662
Loans	0.83% - 8.87%	2021-2027	12,819	9,654	6,780	33,480

			608,222	90,911	515,765	121,194

			630,995	107,734	527,575	150,731

(1)	Nominal annual interest rate as of September 30, 2021.
(2)

Includes 50,071 and 20,946 as of September 30, 2021 and December 31, 2020, respectively, of nominal value of NO that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(3)	Includes 4,602 of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

Set forth below is the evolution of the loans for nine-month period ended on September 30, 2021 and for the fiscal year ended December 31, 2020:

Loans
Balance as of December 31, 2019	526,760

Proceed from loans	139,018
Payments of loans	(174,913)
Payments of interest	(60,681)
Accrued interest (1)	58,979
Net exchange differences and translation	187,455
Result from debt exchange (2)	2,097
Result from net monetary position (3)	(409)

Balance as of December 31, 2020	678,306

Proceed from loans	76,823
Payments of loans	(123,080)
Payments of interest	(47,674)
Accrued interest (1)	49,677
Net exchange differences and translation	107,049
Result from debt exchange	(1,855)
Result from net monetary position (3)	(517)

Balance as of September 30, 2021	738,729

(1)	Includes capitalized financial costs.
(2)	See Note 20 to the annual consolidated financial statements.
(3)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

Exchange of NO

In the context of the foreign exchange restrictions established by Communication “A” 7,106 of the BCRA (see Note 34.k to the annual consolidated financial statements) and after formal consultation to the BCRA, which was answered by the negative, with respect to possibility of complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NOs with maturity in 2021 (see Note 20 to the annual consolidated financial statements), and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NOs (the “Existing Negotiable Obligations”, see Note 20 to the annual consolidated financial statements), for new Classes XVI, XVII and XVIII NOs (the “New Negotiable Obligations”) denominated in dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NOs.

The New Negotiable Obligations contain usual covenants, similar to those of the Existing Negotiable Obligations. In addition, Class XVI NOs are secured by (i) the assignment of collection rights arising from the export of certain exportable products under sale agreements entered into by YPF with widely recognized market traders; and (ii) a first pledge on YPF EE shares representing 50% of the outstanding capital stock and voting rights in this company, as long as at least 50% of the principal of Class XVI NOs remains outstanding.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

21.	LOANS (Cont.)

On February 11, 2021, upon expiration of the early participation period for holders of Class XLVII NOs and the exchange offer for the rest of the Existing Negotiable Obligations, YPF announced that it had reached a global participation to the exchange of 32% and 59.8% of Class XLVII NOs. With such results, and taking into account that the refinancing of principal and interest of all Existing Negotiable Obligations that were included in the exchange largely exceeds the required 60% refinancing of the Class XLVII NO, on that same day the BCRA approved YPF’ s access to the free exchange market to pay the cash component offered to holders that submitted Class XLVII NO in exchange, and to pay Class XLVII NOs that were not exchanged at their maturity. In addition, the BCRA authorized access to the foreign exchange market for the payment of all Class VIII NOs due in March 2021 in the amount of approximately US$ 9 million.

Therefore, on February 12, 2021, and March 1 (closing date for late participation of Class XLVII NOs holders), YPF issued new Class XVI, XVII and XVIII NOs for a total principal amount of US$ 775.8 million, US$ 747.8 million and US$ 575.6 million, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

•	Class XLVII NO for a principal amount of US$ 247.3 million.

•	Class XXVIII NO for a principal amount of US$ 656.4 million.

•	Class XIII NO for a principal amount of US$ 201.7 million.

•	Class XXXIX NO for a principal amount of US$ 368.2 million.

•	Class LIII NO for a principal amount of US$ 190.7 million.

•	Class I NO for a principal amount of US$ 101.0 million.

•	Class LIV NO for a principal amount of US$ 213.4 million .

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, rate, among others) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rates, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liabilities). In this regard, the Company recognized the exchange of the NOs as a debt modification according to IFRS 9 due to the instruments subject to exchange were not substantially different. As a result of the transaction, YPF recognized a profit of 1,855 (see Note 28).

Issuance of NOs

On February 26, 2021, the Company issued (i) Class XIV Additional NOs denominated in dollars and payable in pesos at the applicable exchange rate, at a 2% fixed interest rate, due December 4, 2023 for a principal amount of US$ 75.6 million and (ii) Class XIX NOs denominated in purchase value units (“UVA” for its acronym in Spanish), at a 3.5% fixed interest rate, due 42 months after the issuance and settlement date, for a principal amount of UVA 60.5 million.

On July 22, 2021, the Company issued Class XX Additional NOs denominated in dollars and payable in pesos at the applicable exchange rate, at a 5.75% fixed interest rate. The NOs will amortize semi-annually from the fifth year, maturing in July 2032 for a principal amount of US$ 384.2 million and will be deferredly integrated: (i) 30% on July 22, 2021, (ii) 30% on Septembre 6, 2021, and (iii) 40% on October 21, 2021.

Repurchase of NOs

On April 19 and April 21, 2021, YPF has repurchased Class XI NOs for a total amount of 1,215, equivalent to a nominal value of US$ 13.6 million, which are held in its portfolio. The NOs maturing in November 2021, were issued by the Company in May 2020 under the Frequent Issuer Regime. The repurchase has been made at an average price equivalent to 96.25% of their nominal value.

On May 12 and May 14, 2021, YPF has repurchased Class XI NOs for a total amount of 1,275, equivalent to a nominal value of US$ 13.9 million, which are held in its portfolio. The NOs maturing in November 2021, were issued by the Company in May 2020 under the Frequent Issuer Regime. The repurchase has been made at an average price equivalent to 97.07% of their nominal value.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

21.	LOANS (Cont.)

On July 22, 2021, YPF has repurchased Class XII NOs for a total amount of 339, equivalent to a nominal value of US$ 3.5 million, which will be held in its portfolio. The NOs maturing in June 2022, were issued by the Company in June 2020 under the Frequent Issuer Regime. The repurchase has been made at an average price with accrued interest equivalent to 100.34% of their nominal value.

Between September 1 and 10, 2021, YPF has repurchased Class XI NOs for a total amount of 678, equivalent to a nominal value of US$ 7 millon, which will be held in its portfolio. The NOs maturing in November 2021, were issued by the Company in May 2020 under the Frequent Issuer Regime. The repurchase has been made at an average price equivalent to 98.36% of their nominal value.

22.	OTHER LIABILITIES

	September 30, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Extension of concessions	791	794	710	711
Liabilities for contractual claims(1)	139	4,325	2,250	7,250
Miscellaneous	1	20	1	1,101

	931	5,139	2,961	9,062

(1)	See Note 15 and 33.f to the annual consolidated financial statements.

23.	ACCOUNTS PAYABLE

	September 30, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Trade payable and related parties(1)	736	169,331	682	136,930
Guarantee deposits	50	661	28	766
Payables with partners of JO	710	9,713	—	5,080
Miscellaneous	—	1,633	—	1,607

	1,496	181,338	710	144,383

(1)	For more information about related parties, see Note 36.

24.	REVENUES

	For the nine-month period ended September 30,
	2021	2020
Sales of goods and services	912,261	492,111
Government incentives(1)	22,976	6,732
Turnover tax	(30,916)	(17,130)

	904,321	481,713

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

24.	REVENUES (Cont.)

•	Breakdown of revenues

•	Type of good or service

	For the nine-month period ended September 30, 2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	301,520	—	—	301,520
Gasolines	—	182,116	—	—	182,116
Natural Gas (1)	—	1,078	122,306	—	123,384
Crude Oil	—	4,018	—	—	4,018
Jet fuel	—	18,368	—	—	18,368
Lubricants and by-products	—	36,234	—	—	36,234
Liquefied Petroleum Gas	—	28,521	—	—	28,521
Fuel oil	—	16,801	—	—	16,801
Petrochemicals	—	34,295	—	—	34,295
Fertilizers and crop protection products	—	34,557	—	—	34,557
Flours, oils and grains	—	47,554	—	—	47,554
Asphalts	—	7,816	—	—	7,816
Goods for resale at gas stations	—	4,613	—	—	4,613
Income from services	—	—	—	5,098	5,098
Income from construction contracts	—	—	—	9,336	9,336
Virgin naphtha	—	13,205	—	—	13,205
Petroleum coke	—	12,237	—	—	12,237
LNG Regasification	—	—	3,451	—	3,451
Other goods and services	5,019	9,405	6,668	8,045	29,137

	5,019	752,338	132,425	22,479	912,261

	For the nine-month period ended September 30, 2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	172,168	—	—	172,168
Gasolines	—	86,644	—	—	86,644
Natural Gas (1)	—	513	79,340	—	79,853
Crude Oil	—	6,837	—	—	6,837
Jet fuel	—	13,179	—	—	13,179
Lubricants and by-products	—	13,296	—	—	13,296
Liquefied Petroleum Gas	—	9,528	—	—	9,528
Fuel oil	—	10,205	—	—	10,205
Petrochemicals	—	15,086	—	—	15,086
Fertilizers and crop protection products	—	17,129	—	—	17,129
Flours, oils and grains	—	24,655	—	—	24,655
Asphalts	—	2,007	—	—	2,007
Goods for resale at gas stations	—	2,548	—	—	2,548
Income from services	—	—	—	2,163	2,163
Income from construction contracts	—	—	—	6,383	6,383
Virgin naphtha	—	4,981	—	—	4,981
Petroleum coke	—	3,925	—	—	3,925
LNG Regasification	—	—	4,534	—	4,534
Other goods and services	2,494	5,565	7,371	1,560	16,990

	2,494	388,266	91,245	10,106	492,111

(1)	Includes 92,242 and 53,578 corresponding to sales of natural gas produced by the Company for the nine-month period ended September 30, 2021 and 2020, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

24.	REVENUES (Cont.)

•	Sales Channels

	For the nine-month period ended September 30, 2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	326,869	—	—	326,869
Power Plants	—	12,266	33,474	—	45,740
Distribution Companies	—	—	20,456	—	20,456
Retail distribution of natural gas	—	—	29,162	—	29,162
Industries, transport and aviation	—	133,838	39,214	—	173,052
Agriculture	—	133,364	—	—	133,364
Petrochemical industry	—	46,659	—	—	46,659
Trading	—	39,260	—	—	39,260
Oil Companies	—	37,939	—	—	37,939
Commercialization of liquefied petroleum gas	—	9,681	—	—	9,681
Other sales channels	5,019	12,462	10,119	22,479	50,079

	5,019	752,338	132,425	22,479	912,261

	For the nine-month period ended September 30, 2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	167,437	—	—	167,437
Power Plants	—	4,009	8,647	—	12,656
Distribution Companies	—	—	24,241	—	24,241
Retail distribution of natural gas	—	—	24,948	—	24,948
Industries, transport and aviation	—	65,328	22,017	—	87,345
Agriculture	—	66,234	—	—	66,234
Petrochemical industry	—	16,665	—	—	16,665
Trading	—	28,531	—	—	28,531
Oil Companies	—	26,085	—	—	26,085
Commercialization of liquefied petroleum gas	—	4,826	—	—	4,826
Other sales channels	2,494	9,151	11,392	10,106	33,143

	2,494	388,266	91,245	10,106	492,111

•	Target Market

Sales contracts in the domestic market resulted in 804,636 and 427,021 for the nine-month period ended September 30, 2021 and 2020, respectively.

Sales contracts in the international market resulted in 107,625 and 65,090 for the nine-month period ended September 30, 2021 and 2020, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	September 30, 2021		December 31, 2020
	Noncurrent	Current	Noncurrent	Current
Credits for contracts included in Trade Receivables	11,817	159,268	15,505	98,832
Contract assets	—	1,069	—	871
Contract liabilities	—	17,425	—	6,824

Contract assets are mainly related to the work carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, fertilizers, lubricants and by-products, diesel and natural gas, among others.

During the nine-month period ended on September 30, 2021 and 2020 the Group has recognized 5,849 and 6,983, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the fiscal year.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

25.	COSTS

	For the nine-month period ended September 30,
	2021	2020
Inventories at beginning of year	100,137	80,479
Purchases	263,156	125,225
Production costs(1)	479,220	330,793
Translation effect	17,366	22,511
Adjustment for inflation(2)	945	353
Inventories at end of the period	(137,999)	(104,272)

	722,825	455,089

(1)	See Note 26,
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

26.	EXPENSES BY NATURE

The Group presents the condensed interim consolidated financial statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the nine-month period ended September 30, 2021 and 2020:

	For the nine-month period ended September 30, 2021
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	36,580	10,075	5,730		508	52,893
Fees and compensation for services	3,109	9,326	1,685		10	14,130
Other personnel expenses	9,439	703	370		47	10,559
Taxes, charges and contributions	8,180	503	21,734	(1)	93	30,510
Royalties, easements and canons	56,418	—	53		118	56,589
Insurance	4,998	326	177		—	5,501
Rental of real estate and equipment	8,560	45	1,276		—	9,881
Survey expenses	—	—	—		303	303
Depreciation of property, plant and equipment	192,953	4,115	5,907		—	202,975
Amortization of intangible assets	2,698	749	38		—	3,485
Depreciation of right-of-use assets	13,258	11	805		—	14,074
Industrial inputs, consumable materials and supplies	25,568	191	469		7	26,235
Operation services and other service contracts	28,186	490	3,581		83	32,340
Preservation, repair and maintenance	55,326	1,366	1,546		4	58,242
Unproductive exploratory drillings	—	—	—		577	577
Transportation, products and charges	24,067	126	20,982		—	45,175
Provision for doubtful trade receivables	—	—	2,413		—	2,413
Publicity and advertising expenses	—	2,373	1,032		—	3,405
Fuel, gas, energy and miscellaneous	9,880	1,160	5,537		176	16,753

	479,220	31,559	73,335		1,926	586,040

(1)	Includes 15,091 corresponding to export withholdings.
(2)

Includes 308 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 194 corresponding to fiscal year 2020 and to approve the approximate sum of 463 as fees with respect to fees and remunerations for the fiscal year 2021.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,726.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

26.	EXPENSES BY NATURE (Cont.)

	For the nine-month period ended September 30, 2020
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	29,442	9,108	4,685		621	43,856
Fees and compensation for services	1,709	6,325	1,170		77	9,281
Other personnel expenses	6,222	555	260		29	7,066
Taxes, charges and contributions	5,358	293	11,549	(1)	—	17,200
Royalties, easements and canons	30,826	—	67		57	30,950
Insurance	3,626	200	102		—	3,928
Rental of real estate and equipment	5,149	24	1,300		—	6,473
Survey expenses	—	—	—		344	344
Depreciation of property, plant and equipment	126,879	2,963	4,105		—	133,947
Amortization of intangible assets	1,990	391	28		—	2,409
Depreciation of right-of-use assets	12,670	11	701		—	13,382
Industrial inputs, consumable materials and supplies	15,359	72	259		23	15,713
Operation services and other service contracts	28,258	461	2,546		293	31,558
Preservation, repair and maintenance	36,038	923	1,099		2	38,062
Unproductive exploratory drillings	—	—	—		3,576	3,576
Transportation, products and charges	16,052	2	12,160		—	28,214
Provision for doubtful trade receivables	—	—	10,311		—	10,311
Publicity and advertising expenses	—	1,399	265		—	1,664
Fuel, gas, energy and miscellaneous	11,215	549	2,795		52	14,611

	330,793	23,276	53,402		5,074	412,545

(1)	Includes 7,737 corresponding to export withholdings.
(2)

Includes 70 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2020, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 83 corresponding to fiscal year 2019 and to approve the approximate sum of 123 as fees with respect to fees and remunerations for the fiscal year 2020.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,034.

27.	OTHER NET OPERATING RESULTS

	For the nine-month period ended September 30,
	2021	2020
Result for sale of participation in areas	1,499	12,233	(1)
Result from sale of assets held for disposal	5,549	—
Construction incentive (3)	621	—
Lawsuits	(4,868)	(4,345)
Insurance	—	3,189	(2)
Miscellaneous	154	750

	2,955	11,827

(1)	See Note 3 to the annual consolidated financial statements.
(2)	Corresponds mainly to the total and definitive compensation for the damages that occurred in the Bandurria Sur and Loma La Lata Oeste areas.
(3)	See Note 36.

28.	NET FINANCIAL RESULTS

	For the nine-month period ended September 30,
	2021	2020
Financial income
Interest income	12,768	5,360
Exchange differences	43,975	66,568
Financial accretion	292	1,946

Total financial income	57,035	73,874

Financial loss
Interest loss	(53,809)	(48,268)
Exchange differences	(26,385)	(40,563)
Financial accretion	(17,439)	(12,369)

Total financial costs	(97,633)	(101,200)

Other financial results
Results on financial assets at fair value with changes in results	7,710	1,607
Results from derivative financial instruments	(666)	(485)
Result from net monetary position	8,583	4,515
Result from debt exchange (1)	1,855	(2,097)
Result from financial instruments exchange	—	1,330
Results from transactions with financial assets	—	9,597

Total other financial results	17,482	14,467

Total net financial results	(23,116)	(12,859)

(1)	See Note 21.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

29.	INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of September 30, 2021 and December 31, 2020, and expenses for the nine-month period ended on September 30, 2021 and 2020, of JO and other agreements in which the Group participates are as follows:

	September 30, 2021	December 31, 2020
Noncurrent assets(1)	329,097	282,381
Current assets	8,227	6,122

Total assets	337,324	288,503

Noncurrent liabilities	27,468	21,136
Current liabilities	32,193	21,574

Total liabilities	59,661	42,710

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO.

	For the nine-month period ended September 30,
	2021	2020
Production cost	97,735	65,324
Exploration expenses	225	155

30.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of September 30, 2021, is 3,931 and 2 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2021, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 30, 2021 and approved the financial statements of YPF for the fiscal year ended December 31, 2020, and additionally, approved the following resolution in relation to the allocation of retained earnings as of December 31, 2020: a) to completely eliminate the reserve for future dividends, the reserve for the purchase of treasury shares and the reserve for investments; b) to partly absorb accumulated losses in retained earnings up to 13,184 against the amounts corresponding to the released reserves for up to such amount.

31.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month period ended September 30,
	2021	2020
Net loss	(24,583)	(113,884)
Average number of shares outstanding	392,719,300	392,532,676
Basic and diluted earnings per share	(62.60)	(290.13)

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

32.	ISSUES RELATED TO MAXUS ENTITIES

Issues related to Maxus entities are described in Note 31 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2021 are described below:

•	Maxus Liquidating Trust Claim

On April 1, 2021, a hearing was held in relation to the Motion to Disqualify, where the parties submitted their respective arguments.

On April 6, 2021, the Bankruptcy Court denied the Motion to Disqualify filed by YPF together with the other companies of the Group that are part of the Claim.

On April 20, 2021 YPF, together with the other companies of the Group that are part of the Claim, appealed the decision of the Bankruptcy Court rejecting the Motion to Disqualify.

On May 10, 2021, the Bankruptcy Court authorized YPF, together with the other companies of the Group that are part of the Claim, to file a petition with the Court of Appeals for the Third Circuit requesting a decision on the appeal filed on April 20, 2021, against the Bankruptcy Court’s decision dismissing the Motion to Disqualify.

On June 1, 2021 YPF, together with the other companies of the Group that are part of the Claim, filed a petition before the Court for the Third Circuit requesting a decision by such Court regarding said appeal. On July 30, 2021, the Court of Appeals for the Third Circuit admitted the petition.

On October 20, 2021, YPF, together with the other companies of the Group that are part of the Claim, filed a brief on the merits of the appeal of the dismissal of the Motion to Disqualify before the Court for the Third Circuit.

Regarding the procedural stages, fact discovery has substantially concluded on October 21,2021 whereas, pursuant to the last procedural schedule approved by the Bankruptcy Court on October 19, 2021, expert discovery shall conclude on February 18, 2022. Furthermore, the schedule establishes that the motions for summary judgement be completely substantiated by May 25, 2022, and that a pre-trial conference be held on June 1, 2022.

As of the date of these intermediate condensed financial statements, no date has been set for trial. The procedural schedule may be extended or modified by order of the Bankruptcy Court.

As the proceeding moves forward, and given the complexity of the claims and the evidence that may be produced by the parties, the Company will continue reassessing the status of the case and its impact on the Group’s results and financial position.

The Company, together with the other companies that are a party to the Claim, will defend itself in accordance with the applicable legal procedures and available defenses.

33.	CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 32 to the annual consolidated financial statements.

33.a) Contingent liabilities

The recent events of the nine-month period ended on September 30, 2021 are described below:

33.a.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

Concessionary Companies in San Jorge Gulf Basin areas

On March 29, 2021, the Court of Appeals confirmed the first instance judgment on February 8, 2021, whereby the judge resolved to declare the lack of jurisdiction of the federal courts on the grounds that an interjurisdictional damage had not been proved. This decision has not been appealed by the plaintiff, and therefore is a final and conclusive judgment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

33.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On May 3, 2021, ASSUPA requested the Public Prosecutor’s Office to investigate the possible commission of criminal offences, and demanded that of the Prosecution Unit for Investigations of Environmental Crimes (“UFIMA”, by its acronym in Spanish) be involved in the investigation to provide assistance in the matter of its jurisdiction, elaborating investigation strategies and/or defining courses of action. Besides, it requested the referral of the case to the provincial courts for the continuation of the case, which generated the creation of a new case file. On September 9, 2021, the judge declared that he lacked jurisdiction given the absence of interjurisdictional damages.

On May 14, 2021, the judge rejected ASSUPA’s request to refer the case to the provincial courts considering it inadmissible but informed that the proceedings would remain at the disposal of the judicial or administrative authorities that so requested, as instrumental evidence.

Concessionary companies in the Austral Basin areas

On May 12, 2021, the case was submitted to the Federal Contentious Administrative Court of Appeals for the ruling on the appeal filed by the plaintiff, which had appealed the interlocutory judgment rendered on June 23, 2020 whereby the judge decided to sustain the claim filed by YPF, among other co-defendants, ordering the transfer of the lawsuit.

33.a.2) Contentious claims

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”)

Judicial process in New York

On September 24, 2021, the parties to the judicial proceedings initiated by Petersen and Eton Park (the “Plaintiffs”) exchanged initial expert reports, including an expert report on behalf of Plaintiffs on issues of damages in the event that YPF and/or the Argentine Republic are found to be liable. YPF disputes Plaintiffs’ liability and damages claims, including Plaintiffs’ theories regarding causation and calculation of damages which, should the Court accept them with respect to YPF, would have a material adverse effect on the Company’s economic and financial situation.

Pursuant to the last procedural schedule approved by the District Court on October 8, 2021, fact discovery concluded on August 27, 2021, and expert discovery shall conclude on March 11, 2022. Furthermore, the schedule establishes that the motions for summary judgement be completely substantiated by June 9, 2022.

As of the date of these intermediate condensed financial statements, no date has been set for trial. The procedural schedule may be extended or modified by order of the District Court.

As the process moves forward, and given the complexity of the claims and the evidence that may be produced by the parties, the Company will continue reassessing the status of the case and its impact on the Group’s results and financial position.

The Company will defend itself in accordance with the applicable legal procedures and available defenses.

Judicial process in Spain.

On March 17, 2021, the Constitutional Court denied the appeal for constitutional protection filed by YPF on September 3, 2020, against the order entered on May 20, 2020 by the Provincial Court of Madrid. On April 12, 2021, the appeal for constitutional protection filed by Argentina against the same court order was also denied.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

34.	CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 33 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2021 are described below:

34.a) Agreement of extension of concessions or exploration permits

•	Río Negro

Loma Negra and La Yesera

On March 30, 2021, YPF jointly with its partners CAPEX S.A., Metro Holding S.A. and Corporación Financiera Internacional in Loma Negra area, and, additionally, San Jorge Energy S.A, in La Yesera area, executed agreements with the Province of Río Negro for the extension of the exploitation concessions of the mentioned areas for ten years, until 2034 and 2037, respectively. On April 20, 2021, such extension agreements were ratified by Provincial Decrees No. 345/2021 and No. 346/2021, respectively.

The extension agreement for La Yesera area provides an option for YPF, whereby the Company had a term of 90 days to extend such exploitation concession until 2037. In June 2021, the Company communicated the Province of Río Negro its decision not to extend the concession, and therefore, its interest in La Yesera area shall terminate in 2027.

34.b) Project investment agreements

•	Exploration agreement in the Charagua block (Bolivia)

On May 25, 2021, Law No. 1,376 was enacted, which approved the amendment to the Oil Services Agreement for the exploration and exploitation of the Charagua block executed by YPF E&P and YPFB, whereby YPF E&P assigned 40% of its whole interest and rights and duties under said Agreement to YPFB Chaco S.A., the process of notarization of the Contract is pending.

Moreover, and given the continuing COVID-19 health emergency which caused the suspension of the deadlines of the exploratory period due to a force majeure event, the first phase of the exploratory term was extended to June 4, 2021. Consequently, the second phase of the exploratory period will terminate on June 2023.

•	Letter of intent with the Province of Mendoza

On July 26, 2021, YPF signed a Letter of Intent with the Province of Mendoza, whereby, among other things, the parties, subject to the compliance of certain conditions and obtaining the respective approvals, agreed as follows: (i) to migrate production from secondary to tertiary recovery in certain areas owned by YPF; (ii) the Province will proceed to grant a royalty rate reduction, applicable to hydrocarbons produced by tertiary recovery wells; (iii) in 2022, YPF will start drilling 2 pilot wells in certain areas of its property for the purpose of exploring the Vaca Muerta formation and verifying its technical and economic potential; and (iv) the reversion of Loma de La Mina and Puesto Molina Norte Areas, from the date of the original expiration of the concessions.

On August 12, 2021, the Letter of Intent was ratified by Provincial Decree No. 1,117/2021.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHER

Main regulations and others are described in Note 34 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2021 are described below:

35.a) Regulations applicable to the natural gas industry

•	Natural gas and LNG exports

On April 27, 2021, SE Resolution No. 360/2021 was published in the BO, setting new terms and conditions for the Authorization Process for Natural Gas Exports (the “Process”), for exports of natural gas through pipelines, its liquefaction in the country and its subsequent export as LNG. Besides, it repealed SGE Resolution No. 417/2019 which regulated the authorization process for natural gas exports, UHaF Resolution No. 284/2019, which established the operating procedure for natural gas exports when the domestic supply was at risk (useful cutbacks), and the reference to tariff item subject to registration under paragraph 2711.19.10 of section 3 of SRH Resolution No. 241/2017, related to LNG exports.

Such Process establishes the UHaF is the enforcement authority, and, among other things:

i.

Modifies the classification of authorizations, establishing the following categories: a) firm GasAr Plan exports; b) firm GasAr Plan additional injection exports; c) firm basin surplus exports; d) interruptible exports (only granted once firm GasAr Plan exports are covered); e) operational exchange exports; and f) assistance agreement exports;

ii.

Establishes that IEASA (as administrator of the country’s natural gas and LNG exports) and the entities representing a final demand segment (CAMMESA, generators, distributors, subdistributors, industries and CNG) will be considered “interested third parties” in relation to export requests;

iii.

Establishes that volumes requested for exports in firm condition which are finally authorized for export will be deducted from the maximum daily quantity of the contracts executed under the GasAr Plan between CAMMESA and producers authorized to make exports; and that CAMMESA may agree with such producers, the delivery of all or part of the volumes deducted at the tendered prices (affected by the respective adjustment factors), if the demand so requires;

iv.

Regulates the process to approve GasAr Plan firm exports and establishes that the enforcement authority will process these new requests with priority over any other request in firm or interruptible condition;

v.	Establishes that the enforcement authority may determine a “useful cutback” on interruptible exports in the event of lack of supply of the domestic market;

vi.

Establishes that the enforcement authority may suspend or declare the expiration of export authorizations due to defaults on: (a) the injection commitments undertaken as base injection under the Plan GasAr, which may cause the exclusion of the producer from such Plan, and (b) the contractual commitments with distributors, CAMMESA and/or IEASA undertaken under the GasAr Plan.

On July 27, 2021, SE Resolution No. 706/2021 was published, which created a registry of LNG operators and regulated export activities. In order to obtain an export permit, LNG exporters are required to register in the respective category and ensure they have offered the possibility to acquire such product to potential domestic market agents which might be interested. Besides, as a requirement to export, they should not have breached any of the obligations established under the Resolution or be delayed in the payment of any fines imposed in relation to such obligations.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHERS (Cont.)

SE Resolution No. 706/2021 also establishes that the enforcement authority may issue firm LNG export permits for up to 20 years, having previously evaluated that the domestic supply of natural gas would not be affected considering the characteristics of the project and the possible impact on natural gas transportation capacity, at any stage of the production process. This permit may not be subsequently revoked or interrupted to ensure domestic market supply.

•	Decree No. 1,053/2018

On October 27, 2021, the Company filed a prior administrative claim with the Ministry of Economy on the payment of the second installment under the scheme, plus interest. See Note 34.f to the annual consolidated financial statements.

35.b) Hydrocarbons production incentive programs

35.b.1) Natural gas production incentive programs

•	Stimulus Programs for Additional Injection of Natural Gas

On June 28, 2021, the Company received payment of the final installment cancelling compensations corresponding to 2017 under the “Natural Gas Program Bonds” for a total amount of US$ 758.8 million, payable in 29 installments.

•	Stimulus Program for Investments in Natural Gas Production Developments for Non-Conventional Reservoirs

On February 24, 2021, the Company filed motions for reconsideration against SE Resolutions No. 19 and 89, 2020 (corresponding to the Aguada Pichana Este concession), SE Resolutions No. 249, 60, 238, 49, 46, 445, 277 and 461, 2020 (corresponding to the Aguada Pichana Oeste - Aguada de Castro concession), SE Resolution No. 127/2020 (corresponding to the Estación Fernández Oro concession) and SE Resolutions No. 46, 180 and 11, 2020 (corresponding to La Ribera I and II concession), requiring the admission of those motions, the recalculation of the economic compensations based on the volumes requested by YPF and their payment plus the interests accrued until the payment date.

On March 26, 2021, the Company filed motions for reconsideration against SE Resolutions No. 135/2021, 58/2021 and 444/2020 (corresponding to the Aguada Pichana Este concession), SE Resolution No. 59/2021 (corresponding to the Aguada Pichana Oeste - Aguada de Castro concession) and SE Resolution No. 134/2021 (corresponding to La Ribera I y II concession).

On May 31, 2021, the Company filed appeals for reconsideration against SE Resolutions No. 141/2021, No. 190/2021 and No. 191/2021 (corresponding to the Aguada Pichana Oeste - Aguada de Castro concession) and SE Resolutions No. 159/2021 and No.193/2021 (corresponding to the Aguada Pichana Este concession).

On June 16 and 17, 2021, the Company filed appeals for reconsideration against SE Resolutions No. 207/2021 and No. 199/2021, respectively (corresponding to the Aguada Pichana Oeste - Aguada de Castro concession).

On August 20, 2021, the Company filed appeals for reconsideration against SE Resolutions No. 309/2021, 302/2021 and 407/2021 (corresponding to the Aguada Pichana Este concession), SE Resolutions No. 294/2021, 307/2021, 256/2021, 285/2021, 257/2021 and 330/2021 (corresponding to the Aguada Pichana Oeste - Aguada de Castro concession), SE Resolution No. 314/2021 (corresponding to Estación Fernández Oro concession) and SE Resolutions No. 289/2021, 263/2021andy 320/2021 (corresponding to La Ribera I and II).

On October 12, 2021, the Company filed appeals for reconsideration against SE Resolutions No. 495/2021 and 588/2021 (corresponding to the Aguada Pichana Este concession), SE Resolutions No. 404/2021, 442/2021, 577/2021, 422/2021, 568/2021, 564/2021 (corresponding to the Aguada Pichana Oeste - Aguada de Castro concession) and SE Resolution No. 519/2021 (corresponding to La Ribera I and II concession).

As of the date of these condensed interim consolidated financial statements, the motions of reconsideration filed by the Company are pending resolution by the SE.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHERS (Cont.)

•	Plan for the Promotion of Argentine Natural gas Production – Supply and Demand Scheme 2020-2024 (“GasAr Plan”)

On March 4, 2021, AFIP’s General Resolution No. 4,939/2021 was published in the BO, establishing a procedure for the registration, application and assignment of tax credit certificates, under the securities system established in Item 40 of Annex to Decree No. 892/2020, with the purpose of ensuring the payment of the compensation to be borne by the Argentine Government defined in Item 33 of the aforementioned tax credit certificate and in compliance with the provisions of section 89 of Law No. 27,591. This General Resolution establishes that: (i) these certificates represent tax credits in U.S. dollars; (ii) these certificates may be applied to the cancellation of tax liabilities by way of tax return and advance payments, compensatory or penalty interest, fines and other charges, but are not applicable to tax withholdings by third parties; (iii) the partial use is authorized if the tax liability to be cancelled is lower; and (iv) the assignment of these certificates is admitted provided they were not partially used.

On April 9, 2021, due to roadblocks by health workers in the Province of Neuquén which affected the continuity of operations, YPF notified the SE the existence of an event of force majeure under the GasAr Plan. For the same reason, on April 27, 2021, YPF notified its clients that such roadblocks could affect the gas injection capacity to an undefined extent in the following weeks. On April 28, 2021, the roadblock affecting the operations ceased and the affected activities gradually resumed.

As of September 30, 2021, the Company received provisional compensations for a amount of 4,095 from Government.

35.b.2) Incentive Programs for the Production of Conventional Hydrocarbons

•	Provincial Stimulus Program – Province of Mendoza

On December 4, 2020, by Law No. 9,279, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons” (“Program I”), which seeks to promote the development, reactivation and increase of hydrocarbon activity. Program I will reimburse its beneficiaries, by means of tax credit certificates, any expenditures which, up to the authorizations limit specified in the regulation, are made in projects for the deployment of new wells, and/or the reactivation of existing ones, which as of the date of the Law was published, were inactive. These tax credit certificates may be used to pay the turnover tax and royalties.

On July 7, 2021, by Law No. 9,330, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons II” (“Program II”) with the same purpose and modality as Program I, enlarging tax credit up to the authorizations limit specified in the regulation and extending the term for its use to December 31, 2025, which may be extended by the Provincial Executive Branch for a term of 3 years.

•	Provincial Stimulus Program – Province of Neuquén

By Decree No. 913/2021, published in the BO on June 16, 2021, the Province of Neuquén ordered the creation of the “Provincial Hydrocarbon Reactivation Program” for the promotion of investment and the increase in conventional hydrocarbon production in the Province. The program contemplates a financial incentive for investments through the granting of tax benefits, by obtaining a non-transferrable tax credit certificate for up to 50% of the amount of the approved investment, which may be used until December 31, 2026 for the payment of the turnover tax, once the investments made have been certified.

•	Provincial Stimulus Program – Province of Río Negro

By Decree No. 513/2021, published in the BO on May 31, 2021, the Province of Río Negro partially regulated Law No. 5,490, which established the Regulatory Framework for the promotion of hydrocarbon production through the recovery of low-producing and inactive wells. The Regulatory Framework has the following purposes: (a) increasing hydrocarbon reserves; (b) optimizing hydrocarbon production levels; (c) increasing employment; (d) increasing public revenues; (e) boosting investment, and (f) prioritizing the hiring of provincial labor, providers and services. Beneficiaries subject to the Regulatory Framework may have the following benefits, to be determined by the enforcement authority considering the proposed and approved recovery plan: (a) reduction of the royalty rate applicable to incremental production; (b) exemption from, or reduction of exploitation royalties; and (c) tax benefits in the turnover tax in relation to incremental production.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHERS (Cont.)

•	Provincial Stimulus Program – Province of Chubut

By Decree No. 278/2021, published in the BO on May 3, 2021, the Province of Chubut created the “Hydrocarbon Industry Program”, aimed to stimulate the increase in hydrocarbon production, maintaining reserves and preserving employment with the consequent strengthening of the regional production system. The Program contemplates a reduction in royalty rates applicable to incremental production.

35.c) Regulations applicable to natural gas distribution

•	Tariff renegotiation

On May 31, 2021, Decree No. 354/2021 was published, ratifying the provisional agreements related to tariff renegotiation entered into by natural gas distribution service licensees (included Metrogas), ENARGAS and the Ministry of Economy, pursuant to Decree No. 1,020/2020.

On June 2, 2021, the ENARGAS published Resolution No. 151/2021 approving the Provisional Tariff Schemes to be applied by Metrogas from the publication of the said Resolution.

35.d) Regulations applicable to electric power generation

•	Remuneration of electric power generators

On May 21, 2021, SE Resolution No. 440/2021 was published in the BO, which, among other things, adjusted the remuneration values for sales of non-contractualized energy and power, which had been set by SE Resolution No. 31/2020, with retroactive effects to February 2021, for Agents which waived, within 30 days, all claims in relation to the application of SE Resolution No. 31/2020.

35.e) Regulatory requirements applicable to the LPG industry

•	Benchmark prices for the butane commercialization chain

On April 6, 2021 SE Resolution No. 249/2021 was published in the BO, which (i) modified the subsidy amount per bottle to be granted to beneficiaries of the Household Program, for them to continue paying the price effective as of July 1, 2019 for each LPG bottle consumed for residencial use, ii) established the maximum benchmark prices for producers of butane/mixture and propane for residential use to be bottled in 10, 12 and 15 kg bottles; iii) established the maximum benchmark prices of LPG bottles of 10, 12 and 15 kg for fractionators, distributors and retailers, updating the values established in Annexes I and II to SE Resolution No. 70/15, as amended; iv) established the maximum deviations from the maximum benchmark price in each jurisdiction specified in Annex III to SE Resolution No. 70/15; and v) established the subsidy amount per bottle provided in SE Resolution No. 49/2015.

35.f) Tax Regulations

•	Law No. 27,630 – Income Tax

On June 16, 2021 Law No. 27,630 was published in the BO, introducing certain amendments to the Income Tax Law. The most relevant changes are described below:

-

The income tax rate for companies and permanent establishments, applicable to fiscal years beginning on or after January 1, 2021, is modified. To such end, it introduced a scale of rates ranging from 25% and 35% to be applied according to the taxpayer’s accumulated taxable net profit, which amounts will be adjusted annually according to the CPI.

-	The distribution of dividends and profits is subject to a 7% rate.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHERS (Cont.)

35.g) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a)	CNV General Resolution No. 873

On November 27, 2020, General Resolution No. 873/2020 was published in the BO, simplifying the filing of financial information. The main simplifications for entities filing financial information based on the IFRS are mentioned below:

- For information to be filed on a quarterly basis:

i) the filing of financial statements of companies over which the issuer exercises control, joint control or significant influence may be replaced with the disclosure in a Notes to the financial statements of the issuer of such entities’ information, in compliance with the applicable rules and regulations in force for each case. If this option is exercised, the issuer will make available such financial statements, if so requested by the public.

ii) consolidated and separate (individual) financial statements for interim periods may be filed as condensed statements, as provided for in IAS 34.

- Section 12 of Chapter III, Title IV of the Rules of CNV (N.T. 2013 as amended) was repealed.

- Information required in Exhibits may be disclosed in Notes.

b)	CNV General Resolution No. 622

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Moreover, in accordance with the amendment to the CNV Rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 b.1 of Title VII, Chapter II, of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV Rules, as of September 30, 2021, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 42. Additionally, the balancing entry requirement established in Section 15 does not apply to the Company, as established in Section 5 b.1 of the aforementioned regulations.

c)	CNV General Resolution No. 629 and No. 813

Due to General Resolution No. 629/2014 and No. 813/2019 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

i. AdeA S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

ii. File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of September 30, 2021 and December 31, 2020:

	September 30, 2021
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	421	1,760	803	3,570	111
Profertil	19	822	—	1,006	—
MEGA	—	4,064	—	629	—
Refinor	—	946	—	58	—
OLCLP	17	—	—	145	—
Sustentator S.A.	—	—	—	1	—

	457	7,592	803	5,409	111

Associates:
CDS	—	1	—	—	—
YPF Gas	376	1,184	—	260	—
Oldelval	—	1	—	671	—
Termap	—	—	—	144	—
OTC	3	—	—	—	—
OTA	14	—	—	12	—
GPA	—	—	—	192	—
Oiltanking	—	1	—	301	—
Gas Austral S.A.	—	57	—	—	—

	393	1,244	—	1,580	—

	850	8,836	803	6,989	111

	December 31, 2020
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	389	794	—	2,504	56
Profertil	12	641	—	484	—
MEGA	—	2,650	—	261	—
Refinor	—	577	—	75	—
OLCLP	79	7	—	168	—
Sustentator S.A.	—	—	—	2	—

	480	4,669	—	3,494	56

Associates:
CDS	—	144	—	10	—
YPF Gas	51	322	—	180	—
Oldelval	—	1	—	450	—
Termap	—	—	—	182	—
OTC	8	—	—	—	—
OTA	12	—	—	9	—
GPA	—	—	—	25	—
Oiltanking	—	1	—	304	—
Gas Austral S.A.	—	23	—	1	—

	71	491	—	1,161	—

	551	5,160	—	4,655	56

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The information detailed in the table below shows the transactions with associates and joint ventures for the nine-month period ended September 30, 2021 and 2020:

	For the nine-month period ended September 30,
	2021			2020
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	4,868	7,052	—	2,649	3,605	—
Profertil	3,511	7,929	—	3,943	3,389	—
MEGA	15,062	954	—	9,198	1,583	—
Refinor	8,142	935	—	1,845	587	—
OLCLP	70	557	—	88	425	—
Sustentator S.A.	—	13	—	—	—	—

	31,653	17,440	—	17,723	9,589	—

Associates:
CDS	354	—	(71)	637	8	8
YPF Gas	4,163	464	—	1,817	244	3
Oldelval	11	2,487	—	56	2,060	2
Termap	—	1,356	—	—	937	—
OTA	2	132	—	1	51	—
GPA	—	1,289	—	—	963	—
Oiltanking	5	1,760	—	3	1,094	—
Gas Austral S.A.	353	3	—	158	—	—

	4,888	7,491	(71)	2,672	5,357	13

	36,541	24,931	(71)	20,395	14,946	13

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		September 30, 2021	December 31, 2020	For the nine-month period ended September 30,
Customers / Suppliers	Ref.			2021	2020
SGE	(1) (20)	—	12,607	—	—
SGE	(2) (20)	1,215	3,330	2,618	2,672
SGE	(3) (20)	8,659	—	14,697	—
SGE	(4) (20)	333	228	615	183
SGE	(5) (20)	—	240	—	—
SGE	(6) (20)	188	625	—	150
SGE	(7) (20)	251	440	635	598
SGE	(8) (20)	6,683	6,126	—	—
Ministry of Transport	(9) (20)	811	2,802	4,411	3,279
Secretariat of Industry	(10) (20)	—	—	621	—
CAMMESA	(11)	14,233	7,098	42,952	19,927
CAMMESA	(12)	(1,759)	(983)	(5,958)	(4,386)
IEASA	(13)	11,799	5,998	10,455	9,789
IEASA	(14)	(7,223)	(2,640)	(3,074)	(1,341)
Aerolíneas Argentinas S.A.	(15)	6,552	6,009	6,717	4,212
Aerolíneas Argentinas S.A.	(16)	—	—	(133)	—
ANSES	(17)	—	—	—	1,409
Agua y Saneamientos Argentinos S.A.	(18)	1,877	—	3,121	—
Ministry of Work, Employment and Social Security and AFIP	(19)	—	—	230	—

(1)

Benefits for the Stimulus Program for the Additional Injection of Natural Gas corresponding to Resolution No. 1/2013 issued by the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

(2)	Benefits for the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs.
(3)	Benefits for the Plan for the Promotion of Argentine Natural Gas Production (“GasAr Plan).
(4)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks
(5)	Benefits for the Household Program (Programa hogares con garrafa).
(6)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(7)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(8)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas. See Note 34.f to the annual consolidated financial statements.

(9)	The compensation for providing diesel to public transport of passengers at a differential price.
(10)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(11)	The provision of fuel oil and natural gas.
(12)	Purchases of energy.
(13)	Sale of natural gas, LNG and provision of regasification service of LNG in Escobar.
(14)	The purchase of natural gas and crude oil.
(15)	The provision of jet fuel.
(16)	Purchase of miles for YPF Serviclub Program.
(17)	Income recognized by the Work and Production Assistance Program (“ATP”) received in benefit of AESA and OPESSA.
(18)	Sale of assets held for disposal.
(19)	Income recognized by the Productive Recovery Program II (“REPRO II”) in benefit of OPESSA.
(20)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing, investing and insurance transactions with entities related to the national public sector.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030, as well as other Bonds and Treasury Bills, classified as “Investments in financial assets”. See Note 6 to the annual consolidated financial statements.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. During the nine-month period ended September 30, 2021 and 2020, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 30,455 and 8,753, respectively. These transactions will be consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of September 30, 2021 and December 31, 2020 amounts to 2,960 and 6,462, respectively. See Note 33.b to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the nine-month period ended September 30, 2021 and 2020:

	For the nine-month period ended September 30,
	2021	2020
Short-term employee benefits(1)	835	537
Share-based benefits	72	113
Post-retirement benefits	53	22
Termination benefits	154	242

	1,114	914

(1)	Does not include Social Security contributions of 210 and 143 for the nine-month period ended September 30, 2021 and 2020, respectively.

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 185 and 166 for the nine-month period ended September 30, 2021 and 2020, respectively.

ii.	Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs was 4,573 and 2,689 for the nine-month period ended September 30, 2021 and 2020, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 292 and 368 for the nine-month period ended September 30, 2021 and 2020, respectively.

During the nine-month period ended on September 30, 2021 and 2020, the Company has not repurchased its own shares.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

38.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	September 30, 2021				December 31, 2020
	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso		Exchange rate in force (1)	Total
Noncurrent assets
Other receivables
U.S. dollar	29		98.54	2,841	27		83.95	2,233
Bolivian peso	7		14.16	99	7		12.06	84
Trade receivables
U.S. dollar	10		98.54	1,023	98		83.95	8,221
Investments in financial assets
U.S. dollar	144		98.54	14,188	—		—	—

Total noncurrent assets				18,151				10,538

Current assets
Other receivables
U.S. dollar	212		98.54	20,844	176		83.95	14,762
Euro	2		113.88	242	3		103.07	259
Chilean peso	9,375		0.12	1,125	9,242		0.12	1,109
Yen	—		0.88	—	105		0.81	85
Bolivian peso	14		14.16	197	14		12.06	168
Pound sterling	—		—	—	1		114.22	143
Trade receivables
U.S. dollar	645		98.54	63,548	657		83.95	55,196
Chilean peso	6,500		0.12	780	7,108		0.12	853
Euro	15		113.88	1,708	—	(2)	103.07	2
Investments in financial assets
U.S. dollar	230		98.54	22,654	118		83.95	9,882
Cash and cash equivalents
U.S. dollar	182		98.54	17,937	126		83.95	10,593
Chilean peso	833		0.12	100	608		0.12	73

Total current assets				129,135				93,125

Total assets				147,286				103,663

Noncurrent liabilities
Provisions
U.S. dollar	2,099		98.74	207,304	1,991		84.15	167,542
Lease liabilities
U.S. dollar	260		98.74	25,689	274		84.15	23,069
Loans
U.S. dollar	6,160		98.74	608,222	6,129		84.15	515,765
Other liabilities
U.S. dollar	9		98.74	930	35		84.15	2,960
Accounts payable
U.S. dollar	4		98.74	390	3		84.15	275

Total noncurrent liabilities				842,535				709,611

Current liabilities
Provisions
U.S. dollar	41		98.74	4,049	40		84.15	3,367
Chilean peso	450		0.12	54	575		0.12	69
Taxes payable
Bolivian peso	14		14.19	203	—		—	—
Chilean peso	1,933		0.12	232	1,375		0.12	165
Salaries and social security
U.S. dollar	9		98.74	922	9		84.15	731
Lease liabilities
U.S. dollar	229		98.74	22,588	263		84.15	22,093
Loans
U.S. dollar	917		98.74	90,556	1,436		84.15	120,839
Chilean peso	2,958		0.12	355	2,958		0.12	355
Other liabilities
U.S. dollar	52		98.74	5,139	108		84.15	9,062
Accounts payable
U.S. dollar	801		98.74	79,128	831		84.15	69,942
Euro	28		114.36	3,247	17		103.53	1,770
Chilean peso	3,250		0.12	390	6,400		0.12	768
Yen	151		0.89	134	384		0.82	315
Pound sterling	—	(2)	132.91	11	—	(2)	113.81	25
Swiss franc	—	(2)	105.81	49	—		—	—
Real	—	(2)	18.21	5	—		—	—

Total current liabilities				207,062				229,501

Total liabilities				1,049,597				939,112

(1)	Exchange rate in force at September 30, 2021 and December 31, 2020 according to BNA.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2021 AND COMPARATIVE INFORMATION (UNAUDITED)

39.	SUBSEQUENT EVENTS

As of the date of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in Notes to the financial statements for the period ended as of September 30, 2021, should have been considered in such financial statements under IFRS.

PABLO GERARDO GONZÁLEZ
President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 16, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer